EXHIBIT 99.1

GOLD STANDARD VENTURES ANNOUNCES FILING OF 2013 AUDITED FINANCIAL STATEMENTS AND ANNUAL INFORMATION FORM

March 31, 2014 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSX-V: GSV; NYSE MKT: GSV) (“Gold Standard” or the “Company”) (www.goldstandardv.com) announced today it has filed its Audited Consolidated Financial Statements and related Management’s Discussion and Analysis for the year ended December 31, 2013 and its Annual Information Form for 2013 on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.  To review these documents on the Company’s website, please see: goldstandardv.com/investors-information/financials/ .

ABOUT GOLD STANDARD VENTURES – Gold Standard is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 50,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 28,553 acres comprise the flagship Railroad/Pinion Gold Project on the productive Carlin Gold Trend.

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements under applicable securities laws, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed use of proceeds and exploration program are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, uncertainty regarding acquisition opportunities, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.